Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
May 27, 2011
VIA EDGAR AND
FACSIMILE
Mellissa Campbell Duru
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549
Re:	CNA Surety Corporation Schedule TO-T filed by Surety Acquisition Corporation, Continental Casualty Company, The Continental Corporation and CNA Financial Corporation (the “CNA Group”)

Amendment No. 1 to Schedule TO filed May 17, 2011 by the CNA Group File No. 005-51709

Schedule 13e-3 filed by the CNA Group and CNA Surety Corporation and Loews Corporation Filed May 11, 2011 File No. 005-51709
Dear Ms. Duru:
     On behalf of the CNA Group and Loews Corporation (“Loews”) we are providing the following responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated May 20, 2011, relating to the Schedule TO-T filed by the CNA Group and the Schedule 13E-3 filed by the CNA Group, CNA Surety Corporation (“CNA Surety”) and Loews on May 11, 2011 in connection with Surety Acquisition Corporation’s offer to purchase all of the outstanding shares of CNA Surety not currently owned by CNA Financial Corporation (“CNA Financial”) or any of its subsidiaries. For convenience of reference, we have set forth the text of the staff’s comments below in bold. Capitalized terms used and not defined herein

Securities and Exchange Commission
May 27, 2011

have the meanings assigned to such terms in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO-T.
     In response to the staff’s comments, the CNA Group is also transmitting via EDGAR for filing Amendment No. 2 to the Schedule TO-T.
Schedule 13e-3
Item 16. Exhibits
1.	Please clarify the appropriate date of the materials filed as an exhibit to Schedule 13e-3, which reference a benchmarking presentation analysis presented by JPMorgan. The presentation materials are dated March 10, 2010 but appear to be materials described on page 15 of the Offer to Purchase. Please advise or refile the appropriate exhibit.
     We supplementally advise the staff that the presentation materials dated March 10, 2010 that are filed as an exhibit to the Schedule 13E-3 were the same materials described on page 15 of the Offer to Purchase. The exhibit is not being refiled because the exhibit that was filed with the Schedule 13E-3 is a true and correct copy of the actual materials which were inadvertently dated March 10, 2010 notwithstanding that the materials were discussed on March 10, 2011.
Exhibit (a)(1)(i)
Offer to Purchase
2.	We note that Loews Corporation is a filing party with respect to the 13e-3 transaction but is not included as a bidder in the current tender offer. Please provide us with your analysis of why Loews is not a co-bidder. In your response, please reference the consideration you have given to the guidance in Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm
     We considered whether Loews, which owns approximately 90% of the outstanding shares of common stock of CNA Financial, should be included as co-bidder in the tender offer and concluded for the reasons discussed below that it was not a co-bidder.
     In reaching this conclusion, we reviewed the definition of “bidder” under Rule 14d-1(g)(2) of the Securities and Exchange Act of 1934 which defines a bidder as a person “who makes a tender offer or on whose behalf a tender offer is made...” and we considered the guidance in Section II.D.2 of the November 14, 2000 Current Issues Outline. In such guidance, the Staff noted that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” According to its Annual Report on Form 10-K for the fiscal year ended

Securities and Exchange Commission
May 27, 2011

December, 31, 2010, CNA Financial was formed in 1967 and has total assets as of December 31, 2010 of over $55 billion and therefore should properly be considered an “established entity with substantive operations and assets apart from those related to the offer”.
     We acknowledge that the guidance in Section II.D.2 of the November 14, 2000 Current Issues Outline does indicate that when determining whether a control person is a bidder, the staff will look at the control person’s role in the tender offer and indicates that some of the relevant factors include:
•	Did the person play a significant role in initiating, structuring and negotiating the tender offer?

•	Is the person acting together with the named bidder?

•	To what extent did or does the person control the terms of the offer?

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•	Does the person control the named bidder, directly or indirectly?

•	Did the person form the nominal bidder, or cause it to be formed?

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?
     CNA Financial has informed us that: (i) senior management of CNA Financial initiated and developed the structure for the tender offer with its legal and financial advisors; (ii) senior management of CNA Financial and its legal and financial advisors negotiated the terms of the tender offer with the special committee of independent and disinterested directors of CNA Surety and no employee of Loews participated in any negotiations with the special committee; (iii) the legal and financial advisors that assisted CNA Financial with the tender offer were engaged by CNA Financial and Loews did not engage any legal or financial advisors in connection with the tender offer; (iv) the financing for the tender offer is being provided by Continental Casualty Company (“CCC”), an indirect wholly owned subsidiary of CNA Financial, and Loews is neither providing nor playing a role in obtaining financing; (v) Surety Acquisition Corporation, the entity formed for the purpose of making the tender offer, was formed by CCC, and all of the officers and directors of Surety Acquisition Corporation are employees of CNA Financial or its subsidiaries and are not employees of Loews; and (vi) although management of CNA Financial discussed the offer with, and provided updates on the status of negotiations to, management of Loews, the board of directors of CNA Financial ultimately determined the terms of the tender offer and no approval of the board of directors of Loews was required or obtained in connection with the tender offer.

Securities and Exchange Commission
May 27, 2011

     In short, none of the factors listed above are present in connection with the tender offer other than those that are true solely as a consequence of Loews’ ownership of CNA Financial’s stock. These factors alone however cannot be enough to conclude that Loews is a bidder otherwise a parent company would always be required to be included as a bidder in a tender offer which Section II.D.2 of the November 14, 2000 Current Issues Outline expressly indicates is not the case.
     In addition, the guidance in Section II.D.2 of the November 14, 2000 Current Issues Outline indicates that the staff will also consider whether adding a control person as a named bidder means shareholders will receive material information that is not otherwise required under the control person instruction, Instruction C to Schedule TO. Although Loews does not believe it was “engaged in a going private transaction” and therefore would not be required to provide the information required to be provided under Schedule 13E-3, to ensure that stockholders received all material information and recognizing that Loews is an affiliate of CNA Financial and therefore could arguably be considered engaged in a going private transaction, Loews is already named as a filing party on the Schedule 13E-3. As a result, the Offer to Purchase already includes all of the information concerning Loews that would be required if Loews were named as a co-bidder on the Schedule TO.
     For the foregoing reasons, we respectfully advise the staff that we do not believe that the tender offer is being made on behalf of Loews and accordingly Loews should not be considered a co-bidder. In addition, requiring Loews to be named as a co-bidder would not provide the unaffiliated stockholders of CNA Surety with any additional information and may in fact give the unaffiliated stockholders of CNA Surety a false impression of Loews’ role in the tender offer.
Special Factors, page 9 Background, page 9
3.	In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among senior management of CNA Financial, the board of directors of CNA Financial and CNA Surety, inclusive of the special committee of the board of CNA Surety, the legal advisors to the filing parties and the financial advisors to the filing parties with respect to the transaction involving CNA Surety. For example, revise to disclose:
•	specific factors that prompted CNA Financial management to re-open the possibility of an acquisition of CNA Surety in August 2010;

•	all discussions regarding the timing of any proposals;

•	any range of offer values considered in initial discussions before the October 29, 2010 letter to CNA Surety; and,

Securities and Exchange Commission
May 27, 2011

•	further detail regarding the parties’ consideration and discussion, if any, of the benchmarking analyses provided by JPMorgan in its March 10, 2011 presentation in determining an offer price and in rendering their fairness determination.
     In response to the staff’s comments, the disclosure on page 9 of the Offer to Purchase under the heading “Background” has been revised.
     We also respectfully advise the staff that CNA Financial has informed us that the disclosure of the background of the transaction contained in the Offer to Purchase, as supplemented in response to the staff’s comments, describes all of the board meetings of CNA Financial at which the offer was considered, and describes all material contacts that CNA Financial and its legal and financial advisors had with the special committee and its legal and financial advisors, including all discussions with respect to the negotiation of the offer price. We therefore respectfully submit to the staff that the disclosure contained in the Offer to Purchase, as supplemented in response to the staff’s comments, includes all disclosure required to be disclosed under Item 1005 of Regulation M-A and that including any additional disclosure regarding other discussions, meetings, contacts and reports would result in additional disclosure that will not improve the quality of the disclosure to CNA Surety’s unaffiliated stockholders and could instead be confusing to such stockholders as any such disclosure will include details that are not relevant to an unaffiliated stockholder’s decision as to whether or not to tender shares in the offer.
     In addition, we note that for the same reasons as discussed in the responses to comments 7, 8 and 9 below, we respectfully submit to the staff that we do not believe that any additional disclosure is required to be made with respect to the benchmarking analysis provided by J.P. Morgan in its March 10, 2011 presentation.
4.	Please refer to Item 1013 (c) of Regulation M-A. Further supplement your disclosure regarding CNA Financial’s decision to engage in the going private transaction at this time. Specifically, explain further why CNA Financial chose to expand its specialty franchise at this time and explain any other considerations that factored into the decision to pursue the transaction now as opposed to any other time.
     In response to the staff’s comment, the disclosure on page 13 of the Offer to Purchase under the heading “Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger” has been revised.
5.	Further to our comment above. Each filing party must provide the disclosure called for by Item 1013(c) of Regulation M-A. Please revise to include a discussion of why each party, other than CNA Financial, decided to undertake the going private transaction at this time.

Securities and Exchange Commission
May 27, 2011

     In response to the staff’s comment, the disclosure on page 13 of the Offer to Purchase under the heading “Purposes of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger” has been revised.
The Recommendation by the Special Committee, page 14
6.	Please clarify throughout the disclosure that each filing person is providing its determination as to the fairness of the transaction to all unaffiliated shareholders, versus “holders of shares... other than CNA Financial and its affiliates...”
     In response to the staff’s comment, reference to “holders of Shares (other than CNA Financial and its affiliates)” and “stockholders of CNA Surety (other than CNA Financial and its affiliates)” have been revised throughout the Offer to Purchase to refer to “unaffiliated stockholders of CNA Surety”.
Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger, page 14
7.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed in reasonable detail. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Although you refer to going concern value, please expand your disclosure to identify the going concern value on a stand-alone basis actually considered by CNA Financial Group and how it factored into the determination as to the fairness of the transaction. Further, revise to discuss the parties’ consideration of the net book value per share of CNA Surety in rendering a fairness determination. In this regard, we note the book value of $27.79 presented to Mr. Mense by the Special Committee of CNA Surety on March 29, 2011.
     We respectfully advise the staff that as discussed on pages 14 and 15 of the Offer to Purchase under the heading “Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger”, the members of the CNA Financial Group did not undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. However, in order to comply with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act of 1934, the members of the CNA Financial Group included statements in the Offer to Purchase as to their belief that the Offer and the Merger are substantively and procedurally fair to the unaffiliated stockholders of CNA Surety. In stating such belief, the CNA Financial Group expressly adopted the findings and related analyses of the special committee as set forth in CNA Surety’s Schedule 14D-9 under “Item 4. The Solicitation and Recommendation — Reasons for the Special Committee’s Recommendation.” As a result, the CNA Financial Group did not consider a specific going concern value on a stand-alone basis but, as indicated in the Offer to Purchase, instead based its determination of the fairness of the Offer to the unaffiliated

Securities and Exchange Commission
May 27, 2011

stockholders in relation to the going concern value of CNA Surety on the findings of the special committee as well as the presentations provided by J.P. Morgan.
     Similarly, in rendering its belief as to fairness to the unaffiliated stockholders, the CNA Financial Group did not consider the net book value per share of CNA Surety except to the extent that an analysis of the net book value per share was included in the J.P. Morgan presentations or in the findings and related analyses of the special committee that were adopted by the CNA Financial Group. We also note that the $27.79 value presented to Mr. Mense by the special committee on March 29, 2011 was not the actual book value of CNA Surety but rather, as indicated on page 11 of the Offer to Purchase, represented an amount equal to 1.2x CNA Surety’s book value.
     Accordingly, we respectfully advise the staff that the discussion contained in the Offer to Purchase under the heading “Special Factors — Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger”, is an accurate description of the factors considered by the CNA Financial Group for purposes of making its determination.
8.	We note the range of values provided in the discounted cash flow analysis presented by JPMorgan in materials dated April 20, 2011. Revise to clarify whether the filing parties considered the implied estimation value of $29.85 per share in rendering their fairness determination.
     As indicated in the Offer to Purchase, in rendering the fairness determination, the members of the CNA Financial Group considered, among other things, the entire analyses contained in the presentations provided by J.P. Morgan and did not assign relative weights to individual analyses included in the J.P. Morgan presentations. In light of the foregoing, we respectfully submit to the staff that we believe that describing the consideration that was given specifically to the implied estimation value of $29.85 is not practicable and that including disclosure with respect to this particular value would give stockholders a misimpression concerning the relative weight given to this value relative to all other analyses included in the J.P. Morgan presentations as well as the other factors the CNA Financial Group considered in rendering its fairness determination.
9.	Further to our comments above. Unless a filing party expressly adopts the analysis of another party, the filing party should address the factors listed in Item 1014(b) and Instruction 2 to Item 1014. Please clarify whether the CNA Financial Group addressed each of the factors identified in Instruction 2 to Item 1014 of Regulation M-A, or if it expressly adopts the analysis of any other party.
     We respectfully advise the staff that as discussed on page 15 of the Offer to Purchase under the heading “Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger”, the filing parties have expressly adopted the analysis of the special committee.

Securities and Exchange Commission
May 27, 2011

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9 of Schedule 13E-3 must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.
     We have reviewed General Instruction E to Schedule 13E-3 and respectfully submit that the filing persons have complied with such requirement.
Selected Financial Information, page 48
10.	Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. For example, please revise to include the summarized information required by Item 1010 (c) of Regulation M-A, inclusive of the ratio of earnings to fixed charges for the requisite periods.
     We have reviewed the summarized information required by Item 1010(c) of Regulation M-A and respectfully submit to the staff that the selected financial information included on pages 48 and 49 of the Offer to Purchase already includes all of the information required by Item 1010(c). We note that certain line items specified in Item 1010(c)(1) of Regulation M-A are not line items that are meaningful to CNA Surety. For instance, as is the case with other companies in the insurance industry, CNA Surety does not characterize assets and liabilities as current or noncurrent. Item 1010(c)(1) permits companies operating in specialized industries in which classified balance sheets are normally not presented to instead present information as to the nature and amount of the majority components of assets and liabilities. The selected financial information included on pages 48 and 49 of the Offer to Purchase includes line items describing the nature and amount of the majority components of assets and liabilities and we therefore believe that such information satisfied the requirements of Item 1010(c)(1).
     With respect to the ratio of earnings to fixed charges, we respectfully submit that the “ratio of earnings to fixed charges” is not required by Item 1010(c) of Regulation M-A in the context of the offer. Item 1010(c) of Regulation M-A cross-refers to the computation instructions of Item 503(d) of Regulation S-K, which provides such instructions only with respect to (i) the registration of debt securities and (ii) the registration of preference equity securities. The present transaction involves neither (i) nor (ii). We therefore respectfully submit that Item 503(d), and by extension the requirement of Item 1010(c), are inapplicable to the offer.
     We also note that the summarized financial information contained in the Offer to Purchase is consistent with the selected financial information included in CNA Surety’s Annual Reports on Form 10-K and accordingly we believe that the information included in the Offer to Purchase presents the financial information that is most meaningful to CNA Surety’s business.

Securities and Exchange Commission
May 27, 2011

Source and Amount of Funds, page 51
11.	Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 1007 (b) of Regulation M-A.
     In response to the staff’s comments, the disclosure on page 2 of the Offer to Purchase and page 51 of the Offer to Purchase under the heading “Source and Amount of Funds” has been revised.
Conditions of the Offer, page 52
12.	Please refer to the last paragraph in this section where you disclose the bidders’ ability to assert the conditions “any time and from time to time in [their] sole discretion...in each case, subject to applicable rules and regulations of the SEC.” Please clarify further that all conditions, other than the receipt of governmental approvals, must be satisfied or waived at or prior to the expiration of the offer.
     In response to the staff’s comments, the disclosure on page 52 of the Offer to Purchase under the heading “Conditions to the Offer” has been revised.
13.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
     We confirm CNA Financial’s and Surety Acquisition Corporation’s understanding of the staff’s comment.
14.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.
     We confirm CNA Financial’s and Surety Acquisition Corporation’s understanding of the staff’s comment.

Securities and Exchange Commission
May 27, 2011

*       *       *       *       *       *       *       *
     Attached hereto as Exhibit A is the written acknowledgement requested by the staff.
     Please call Gary Horowitz at (212) 455-7113 or Christopher May at (212) 455-7572 with any additional questions you may have or if you wish to discuss the above responses.

Very truly yours,
/s/ Gary Horowitz
Gary Horowitz

cc: Jonathan Kantor, Esq. Stathy Darcy, Esq.

EXHIBIT A
ACKNOWLEDGEMENT
     Each of the undersigned acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SURETY ACQUISITION CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CNA FINANCIAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CONTINENTAL CASUALTY COMPANY
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

LOEWS CORPORATION
By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President, General Counsel and Secretary